FORM N-8A

Morgan Creek Global Equity Long/Short Fund

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: Morgan Creek Global Equity Long/Short Fund

Address of Principal Business Office
(No. & Street, City, State, Zip Code):

301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517

Telephone Number (including area code): (919) 933-4004

Name and address of agent for service of process:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

Please send copies of all communications to:

Bibb L. Strench
Seward & Kissel LLP
1200 G Street, NW
Suite 350
Washington, D.C.  20005

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

 YES /X/            NO /  /
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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chapel Hill and State of North Carolina on the 27th day of August, 2010.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT FUND

By: /s/ Mark W. Yusko
Name: Mark W. Yusko
Title: Chairman, President and Trustee

Attest: /s/ Mark B. Vannoy
Name: Mark B. Vannoy
Title: Treasurer